SHIN CORPORATION

04046844

December 2, 2004

RECEIVED

2004 DEC -9 P 3:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 146 /2004 and SH 147/2004**

Subject: 1. Report on the results of the exercise of warrants (ESOP Grant I & II) in November 2004

2. Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 4/2004 (SHIN-W1)

Date: December 2, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 12/21

Enclosure

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Summary Translation Letter
To the Stock Exchange of Thailand
December 2, 2004

SH 146/2004

December 2, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in November 2004

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

The Details of ESOP	ESOP Grant I	ESOP Grant II
Issued Amount	29,000,000 units	18,083,700 units
Issued Dated	March 27, 2002	May 30, 2003
Exercise Price	Baht 17.704 per share	Baht 13.597 per share
Exercise Ratio	1 warrant per 1.00540 ordinary share	
Maturity of warrants	5 years from the first date of the issuance and offering of warrants	

The Company would like to report the results of the exercise of warrants to purchase the Company's ordinary shares to directors and employees of the Company in November 2004, as follows;

The Details of ESOP	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	506,900 Units	211,200 Units
The number of remaining unexercised warrants	14,163,500 Units	16,311,500 Units
The number of ordinary shares derived from this exercise	509,637 Shares	212,340 Shares
The number of remaining ordinary shares reserved for warrants	14,150,758 Shares	16,304,912 Shares

Summary Translation Letter
To the Stock Exchange of Thailand
December 2, 2004

SH 147/2004

December 2, 2004

Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 4/2004 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of February, May, August, and November. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1 ordinary share, at the price of Baht 20.50

The Company would like to report the results of the exercise of warrants No. 4/2004 which can be exercised on November 30, 2004, as follows :

The number of exercised warrants	4,059 units
The number of remaining unexercised warrants	199,995,941 units